UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

iGo, Inc.
(Name of Subject Company)

iGo, Inc.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

449593201
(CUSIP Number of Class of Securities)

Michael D. Heil
President, Chief Executive Officer and Secretary

iGo, Inc.
17800 North Perimeter Drive, Suite 200
Scottsdale, Arizona 85255
(480) 596-0061

(Name, address and telephone number of person authorized to receive notices and communications on behalf of person filing statement)

with a copy to:

Steven D. Pidgeon, Esq.
DLA Piper US LLP
2525 East Camelback Road
Suite 1000
Phoenix, Arizona 85016-4232

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.     Subject Company Information

(a) Name and Address

The name of the subject company is iGo, Inc., a Delaware corporation (“iGo” or the “Company”). The Company’s principal executive offices are located at 17800 North Perimeter Drive, Suite 200, Scottsdale, Arizona 85255 and the Company’s telephone number at that address is (480) 596-0061.

(b) Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.01 per share ( the “Common Stock”). As of the close of business on July 24, 2013, there were 2,916,567 shares of Common Stock outstanding.

Item 2.     Identity and Background of Filing Person

(a) Name and Address

This Schedule 14D-9 is being filed by the Company. The Company’s name, business address and business telephone number are set forth above under “Item 1(a)—Name and Address”.

(b) Tender Offer

This Schedule 14D-9 relates to the tender offer by Steel Excel Inc. (“Purchaser”), a Delaware corporation, to purchase up to 44.0% (the “Acquisition”) of the outstanding shares of Common Stock on a fully-diluted basis (the “Shares”) together with the associated preferred stock purchase rights issued in connection with and subject to the Amended and Restated Stockholder Rights Agreement dated as of June 20, 2013, as amended, by and between iGo and Computershare Trust Company, N.A., at a purchase price of $3.95 per share, net to the seller in cash, without interest and less applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 25, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Purchaser with the Securities and Exchange Commission (the “SEC”) on July 25, 2013. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to a Stock Purchase and Sale Agreement, dated as of July 11, 2013 (the “Sale Agreement”), by and between the Company and Purchaser. A copy of the Sale Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Purchaser’s obligation to accept for payment and pay for the Shares tendered in the Offer is subject to the tender of at least 30.0% of the total number of outstanding shares of the Common Stock on a fully-diluted basis (the “Minimum Condition”) and other customary conditions, including, among other things: (i) no reduction or impairment in the Company’s NOLs under Section 382 of the Internal Revenue Code as a result of the Offer or the transactions contemplated by the Sale Agreement; (ii) the resignations from the Board of Michael D. Heil and at least one other director; (iii) the appointment to the Board of two directors designated by the Purchaser; (iv) the termination of Mr. Heil as President, Chief Executive Office and Secretary of the Company; (v) the accuracy of the representations and warranties of the Company in the Sale Agreement; (vi) compliance by the Company with covenants contained in the Sale Agreement and (vii) since the date of the Sale Agreement, no occurrence of circumstance(s) that have had or would be reasonably expected to have, individually or in the aggregate, a material adverse effect with respect to the business, operations, assets, liabilities, NOLs, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or the ability of the Company to perform its obligations under the Sale Agreement or to consummate the transactions contemplated thereby.

The Sale Agreement provides that if, upon the expiration of the Offer (the “Offer Closing”), less than 44.0% of the Common Stock then outstanding on a fully-diluted basis is tendered in the Offer, Purchaser is obligated to purchase from the Company newly issued shares of Common Stock at the Offer Price (the “Top-Up Purchase”) so that such number of newly issued shares of Common Stock, when added to the number of shares of Common Stock owned by the Purchaser following consummation of the Offer, constitutes 44.0% of the Common Stock then outstanding on a fully-diluted basis.

The Schedule TO states that the principal executive offices of Purchaser are located at 1133 Westchester Avenue, Suite N222, White Plains, New York 10604 and the telephone number is (914) 461-1300.

Item 3.     Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Item 3 or as otherwise incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Purchaser or its executive officers, directors or affiliates. In considering the recommendation of the Board of Directors of the Company (the “Board “) to tender shares of Common Stock in the Offer, stockholders should be aware that the Company’s executive officers and directors have agreements or arrangements that may provide them with interests that may differ from, or be in addition to, those of stockholders generally. The Board was aware of these agreements and arrangements during its deliberations of the merits of the Offer and the Sale Agreement and in determining the recommendation set forth in this Schedule 14D-9.

(a) Agreements with Purchaser

The Sale Agreement

The Offer is being made pursuant to the Sale Agreement. Pursuant to the Sale Agreement, upon the Offer Closing:

●	two incumbent members of the Board will resign, including Michael D. Heil (in his capacity as a director) and at least one other director to be identified by the Company;

●

Purchaser will have the right to designate two members (the “Purchaser Designees”) of the Board to fill the vacancies created by such resignations, provided that such designees meet applicable legal and regulatory requirements;

●

following the Offer Closing until the later of the next election of directors and July 11, 2014, (i) the number of directors of the Board will remain at four and the Board is required to have at least two directors who are nominated by the Board existing prior to the Sale Agreement and who are not officers of the Company or any subsidiary of the Company (the “Pre-Existing Independent Directors”);

●

if, following the Offer Closing until the later of the next election of directors and July 11, 2014, the number of Pre-Existing Independent Directors is reduced below two for any reason whatsoever, the remaining Pre-Existing Independent Director will be entitled to designate persons to fill such vacancies or, if no Pre-Existing Independent Directors then remain, the remaining director(s) existing on the date of the Sale Agreement will designate persons to fill such vacancies who are not officers, stockholders or affiliates of the Company, any subsidiary of the Company, or Purchaser; and

●

the Board will terminate Michael D. Heil from his position as President, Chief Executive Officer and Secretary of the Company immediately following the Offer Closing or, if the Top-Up Purchase is necessary, the Top-Up Purchase closing date.

One of the Purchaser Designees will be Jack L. Howard, who will be designated as the Chairman of the Board. Mr. Howard is a member of the board of directors of Purchaser and will retain his position with Purchaser following his appointment as Chairman of the Board. Following the appointment of the initial two Purchaser Designees, the size of the Board will remain at four directors. The compensation of the directors on the Board following consummation of the Offer will consist of equity retainers having a value of $25,000 per annum payable in restricted shares of Common Stock and an annual cash retainer in the amount of $25,000.

Tender and Voting Agreement

In connection with the Sale Agreement, Purchaser has entered into a Tender and Voting Agreement (the “Tender Agreement”) with the Company and Adage Capital Partners, L.P., a Delaware limited partnership (“Adage”), one of the Company’s principal stockholders owning approximately 21.0% of the outstanding Common Stock. Pursuant to the Tender Agreement, Adage agreed to validly tender or cause to be tendered to Purchaser pursuant to and in accordance with the terms of the Offer, the number of shares of Common Stock beneficially owned by it as of the date of the Tender Agreement (the “Existing Shares”) and not to withdraw the Existing Shares, or cause the Existing Shares to be withdrawn, from the Offer at any time (except following the termination or expiration of the Offer without Purchaser purchasing all shares of Common Stock tendered pursuant to the Offer in accordance with its terms). If Adage acquires beneficial ownership of any additional outstanding shares of Common Stock after the date of the Tender Agreement and prior to the termination of the Tender Agreement, whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution or otherwise (together with the Existing Shares, the “Adage Shares”), Adage agreed to validly tender such Adage Shares or cause such Adage Shares to be tendered to Purchaser pursuant to and in accordance with the Offer, not later than the fifth business day after commencement of the Offer or, if acquired later than such time, on or before the fifth business day after such acquisition, but in any event prior to the expiration date of the Offer, and not withdraw such Adage Shares, or cause such Adage Shares to be withdrawn, from the Offer at any time (except in accordance with the provisions of the Tender Agreement). Adage agreed not to withdraw any Adage Shares so tendered unless the Tender Agreement is terminated in accordance with its terms or the Offer is terminated or has expired without Purchaser purchasing all shares of Common Stock validly tendered in the Offer and not withdrawn. Notwithstanding the foregoing, Adage may decline to tender, or may withdraw, any and all of the Adage Shares if, without the consent of Adage, Purchaser amends the Offer to (i) reduce the Offer Price for the Adage Shares in the Offer, (ii) reduce the number of shares of Common Stock subject to the Offer, (iii) change the form of consideration payable in the Offer, (iv) change the Minimum Condition or (v) amend or modify any term or condition of the Offer in a manner adverse to Adage.

In addition, Adage agreed, during the term of the Tender Agreement, to irrevocably appoint the Purchaser as Adage’s proxy and attorney-in-fact to vote the Adage Shares at any meeting of the holders of Common Stock, or in connection with any written consent of the holders of Common Stock: (i) in favor of approving the Top-Up Purchase and each of the other transactions contemplated by the Sale Agreement and the Tender Agreement and any actions required in furtherance thereof (the “Transactions”); (ii) in favor of an amendment to the certificate of incorporation and bylaws of the Company to implement a restriction to prevent any new stockholders from acquiring shares representing 4.9% (or, if approved by the Board, 3.0%) or more of the outstanding shares of Common Stock (the “Acquisition Restrictions”), (iii) against the following actions, agreements or transactions (other than the Top-Up Purchase and the Transactions): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries, (B) a sale, lease or transfer of a material amount of assets of the Company or any of its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries, (C) (1) any change in a majority of the persons who constitute the Board, (2) any change in the present capitalization of the Company or any amendment of the organizational documents of the Company (other than the Acquisition Restrictions), (3) any other material change in the Company's corporate structure or business, or (4) any other action which, in the case of each of the matters referred to in clauses (C) (1), (2) or (3), is intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage, frustrate the purpose of or adversely affect the Top-Up Purchase or the other Transactions.

(b) Arrangements with Current Executive Officers and Directors of the Company

The Company currently has employment agreements with each of Michael D. Heil, the Company’s President, Chief Executive Officer and Secretary, and Phillip Johnson, the Company’s Vice President, Product Development. In addition, the Compensation and Human Resources Committee of the Board adopted revised termination and change in control programs for Mr. Heil and certain of its then current executive officers on April 21, 2011, and for Mr. Johnson and certain of its then current executive officers on April 10, 2012.

Pursuant to his employment agreement, Mr. Heil is paid an annual base salary of $333,000. Mr. Heil has a targeted annual calendar year cash bonus of 70% of his then current salary which, if earned, will be payable in shares of Common Stock. Pursuant to the terms of Mr. Heil’s employment agreement and the termination and change in control programs, if Mr. Heil is terminated without cause or as a result of his constructive termination, he is entitled to receive (a) an amount equal to twelve months of his then applicable salary, (b) an amount equal to his targeted bonus for the applicable calendar year multiplied by a fraction, the numerator of which shall be the actual days he was employed by the Company during such calendar year, and the denominator of which shall be 365, and (c) a pro-rated number of his unvested restricted stock units (“RSUs”) shall vest automatically, determined by multiplying the number of unvested RSUs by a fraction, the numerator of which is the number of complete months of his continuous employment from the grant date of the RSUs and the denominator of which is the number of complete months between the grant date of the RSUs and the original time based vesting date, and (d) continued health benefits for a period of six months. In the event Mr. Heil is terminated following a change in control of the Company, Mr. Heil is entitled to receive (a) an amount equal to eighteen months of his then applicable salary, (b) an amount equal to eighteen months of his targeted bonus for the applicable calendar year, (c) full vesting of his unvested RSUs, and (d) continued health benefits for a period of eighteen months.

The Board has determined that consummation of the Offer and the transactions contemplated by the Sale Agreement will constitute a “Change in Control” under Mr. Heil’s employment agreement. In addition, Mr. Heil’s termination pursuant to the Sale Agreement will constitute a “Termination Event” under his employment agreement and a change in control under the termination and change in control program adopted for Mr. Heil, resulting in required payments to Mr. Heil equal to eighteen months of his salary and targeted annual bonus, plus accrued paid time off, continued health benefits for a 18-month period thereafter, and certain other benefits, as set forth under “Item 8. Additional Information—Golden Parachute Compensation”.

On April 10, 2012, the Company entered into an amended and restated employment agreement with Phillip Johnson. Mr. Johnson receives an annual base salary of $200,000 and has a targeted annual calendar year cash bonus of 40% of his then current salary. Pursuant to the terms of his employment agreement, if Mr. Johnson is terminated without cause or as a result of his constructive termination, he is entitled to receive (a) an amount equal to six months of his then applicable salary, (b) a pro-rated number of his RSUs and options shall vest automatically, determined in the same manner as set forth above for Mr. Heil, and (c) continued health benefits for a period of six months. In the event Mr. Johnson is terminated following a change in control of the Company, he will be entitled to receive (a) an amount equal to twelve months of his then applicable salary, (b) an amount equal to twelve months of his targeted bonus for the applicable calendar year, (c) full vesting of his unvested RSUs, and (d) continued health benefits for a period of twelve months. In addition, if a change in control of the Company occurs before his stock options have fully vested, Mr. Johnson is entitled to receive either (a) full vesting of his options upon a change in control of the Company occurring after April 10, 2013, or (b) vesting of 50% of his unvested options if the change in control occurs prior to April 10, 2013 and Mr. Johnson is terminated within one year after the change in control event.

The Board has determined that consummation of the Offer and the transactions contemplated by the Sale Agreement will constitute a “Change in Control” under the termination and change in control program adopted for Mr. Johnson by the Committee on April 10, 2012, such that any termination of Mr. Johnson in connection with the transactions contemplated by the Sale Agreement will result in severance payments to him equal to twelve months of his salary and targeted annual bonus, plus accrued paid time off, continued health benefits for a 12-month period thereafter, and certain other benefits, as set forth under “Item 8. Additional Information—Golden Parachute Compensation”.

(c) Accelerated Vesting for Executive Officers and Directors in Connection with the Offer

Pursuant to the terms of the equity award agreements governing all of the Company’s outstanding options to purchase shares of Common Stock (the “Company Options”) and all outstanding restricted stock units (the “Company RSUs”), all unvested Company Options and Company RSUs granted to employees, including the Company’s executive officers, and directors vest in full upon a change in control of the Company. The Board has determined that consummation of the Offer and the transactions contemplated by the Sale Agreement will constitute a change in control under these equity award agreements, resulting in the accelerated vesting of all unvested Company Options and Company RSUs upon the consummation of the Offer and the transaction contemplated by the Sale Agreement.

However, in connection with the Offer and pursuant to the Sale Agreement, the Board conditionally approved the accelerated vesting in full of all outstanding unvested Company Options and Company RSUs upon commencement of the Offer to provide holders thereof with the opportunity to participate in the Offer. As such, the unvested Company Options and Company RSUs held by each executive officer and director of the Company will become fully vested upon commencement of the Offer, as set forth below.

Name	Number of Company Options Accelerating		Number of Company RSUs Accelerating
Michael D. Heil	-		4,166
Phillip Johnson	11,667	(1)	4,167
Peter L. Ax	-		1,666
Michael J. Larson	-		1,666
Frederic Welts	-		-

(1) All Company Options held by Mr. Johnson are “out of the money” as of July 24, 2013, meaning that the closing market price of the Common Stock on July 24, 2013 and the Offer Price are less than the exercise price of his Company Options.

(d) Consideration for Shares Tendered Pursuant to the Offer

If the directors and executive officers of the Company who own shares of Common Stock tender their shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of the Company. As of July 24, 2013, the directors and executive officers of the Company beneficially owned, in the aggregate, 141,923 shares of Common Stock, including shares of Common Stock issuable upon settlement of Company RSUs held by such individuals as set forth in the table above. If the directors and executive officers were to tender all of such shares of Common Stock pursuant to the Offer and those shares were accepted for purchase and purchased by Purchaser, the directors and executive officers would receive an aggregate of $560,595 in cash, without interest, less any required withholding taxes.

The following table sets forth, as of July 24, 2013, the potential cash consideration that each executive officer and director would be entitled to receive in respect of outstanding shares of Common Stock beneficially owned by him, including shares of Common Stock issuable upon settlement of Company RSUs, assuming such individual were to tender all of his outstanding shares pursuant to the Offer and all of those shares were accepted for purchase and purchased by Purchaser (without giving effect to proration).

Name	Number of Shares		Consideration Payable in Respect of Shares
Michael D. Heil	80,456		$317,801
Phillip Johnson	14,458	(1)	$57,109
Peter L. Ax	17,036		$67,292
Michael J. Larson	16,972		$67,039
Frederic Welts	13,001		$51,354

(1) Because all Company Options held by Mr. Johnson are out of the money as of July 24, 2013, amount excludes shares of Common Stock issuable upon exercise of Mr. Johnson’s Company Options.

(e) Director and Officer Exculpation, Indemnification and Insurance

All existing rights of directors and officers of the Company to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the date of the Offer Closing or, if the Top-Up Purchase is necessary, the closing date of the Top-Up Purchase (the “Effective Time”) in connection with such person serving as a director or officer, whether asserted or claimed, prior to, at or after the Effective Time will continue after the Acquisition. In addition, the Company shall indemnify, and advance expenses to, the current and former directors and officers of the Company for acts or omissions in connection with such person serving as a director or officer and in connection with the Sale Agreement or any related transactions for a period of six years after the Effective Time. Prior to the Effective Time, the Company will acquire and maintain for at least six years from and after the Effective Time an insurance and indemnification policy that provides coverage for actions or omissions through the Effective Time, provided that such premiums shall not exceed 300% of the Company’s current annual premiums.

The Company’s certificate of incorporation, as amended (the “Charter”), contains a director exculpation provision that provides that the Company’s directors will not be personally liable for monetary damages to the Company or its stockholders for breaches of their fiduciary duty as directors to the fullest extent permitted by the DGCL. The DGCL allows a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for (i) any breach in the director’s duty of loyalty to the corporation or its stockholders, (ii) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) the unlawful payment of a dividend or approval of a stock repurchase in violation of Delaware law or (iv) any transaction from which the director derived an improper personal benefit. As a result of the inclusion of such a provision in the Charter, the Company’s stockholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. The exculpation provision further states that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, the liability of the Company’s directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. In addition, the Charter contains an indemnification provision that requires the Company to indemnify and hold harmless any person to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended, against any and all expenses, liabilities and other matters covered by law, by reason of the fact that he or she is or was a director or officer of the Company. The Company is required to advance expenses for the defense of any action for which indemnification may be available under certain circumstances. In addition, the Company has entered into indemnification agreements with each of our executive officers and directors.

Item 4.     The Solicitation or Recommendation

(a)	Recommendation

At a special meeting of the Board held by teleconference on July 1, 2013, after due and careful discussion and consideration, the Board unanimously (i) approved and declared advisable the Sale Agreement, the Offer, the Acquisition, the Top-Up Purchase and the other transactions contemplated by the Sale Agreement, (ii) declared that it is in the best interests of the Company and the Company’s stockholders that the Company enter into the Sale Agreement and consummate the transactions contemplated by the Sale Agreement on the terms and subject to the conditions set forth in the Sale Agreement, (iii) declared that the terms of the Offer and the Top-Up Purchase are fair to the Company and the Company’s stockholders, (iv) authorized and approved the Top-Up Purchase and the issuance of the Top-Up Shares, (v) directed that, if required by applicable law to consummate the Top-Up Purchase, the Top-Up Purchase be submitted to a vote at a meeting of the Company’s stockholders and (vi) recommended that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, vote to approve the Top-Up Purchase.

(b)	Background and Reasons for the Recommendation

Background

The following chronology summarizes the key meetings and events that led to the signing of the Sale Agreement. The following chronology does not purport to catalogue every conversation among the Board, the representatives of the Company and other parties.

In their ongoing efforts to enhance stockholder value, the Board and management of the Company regularly review and evaluate the Company’s financial results, business plan and strategy, and potential strategic alternatives, including possible acquisitions, divestitures, joint ventures, collaborations and business combinations involving the Company.

In early November 2012, the Company came into contact with a mobile device accessories company (“Party A”), interested in exploring a possible business combination transaction with the Company. A representative of Party A communicated with Mr. Heil, the Chief Executive Officer of the Company, on a number of occasions over the first two weeks of November 2012 to explore possibilities, although valuation, timing, form of consideration and other specific terms of a potential transaction were not discussed.

On November 12, 2012, a Company focused on streaming media products (“Party B”) expressed interest in exploring potential product partnerships or other strategic transactions with the Company. Party B executed and delivered a Confidentiality and Non-Disclosure Agreement, and on various occasions from November 12, 2012 through January 2013, representatives of Party B and the Company discussed potential transactions, including a possible merger of the companies or a purchase of the Company by Party B, though specific transaction terms were not discussed during this time.

On November 16, 2012, the Company received a letter of intent from Party A to purchase 100% of the outstanding common shares of the Company for cash at a price of $0.35 per share ($4.20 per share after giving effect to a 1-for-12 reverse stock split of the Common Stock effective as of January 28, 2013, hereinafter known as the “Reverse Stock Split”), representing a 28% premium to the Company’s 20 day volume-weighted average price as of that date. The offer was subject to the completion of due diligence, a definitive agreement containing customary terms and conditions, and approval of the Company’s stockholders. The letter of intent contemplated exclusivity to Party A for a 60-day period. The Board concluded that further analysis was necessary before accepting a proposal from Party A, particularly in light of the implementation of strategic initiatives to drive long-term growth and value for the Company’s stockholders, which was in progress at the time. The Board allowed management, however, to continue to discuss potential transaction terms with Party A.

Effective November 19, 2012, given the interest in pursuing a transaction with the Company expressed by multiple parties, the Company engaged Roth Capital Partners, LLC (“Roth”), as its financial advisor. The Company selected Roth to act as its financial advisor in connection with the Offer and the Top-Up Purchase on the basis of Roth’s experience in similar transactions, its reputation in the investment community and its familiarity with the Company and its business.

On November 26, 2012, Party A executed and delivered a Confidentiality Agreement, which included a customary standstill provision, and was granted access to Company materials to conduct due diligence.

On December 6, 2012, at a regularly scheduled meeting of the Board with representatives of Roth and DLA Piper LLP (US) (“DLA”) in attendance, Roth reported that Party A had expressed continued interest in pursuing a transaction with the Company and that, subject to the completion of its initial due diligence, Party A had indicated it likely would target the signing of a definitive agreement in January 2013. Mr. Heil likewise informed the Board that management remained in discussions with Party A about potential deal terms and transaction structures. These discussions continued through early January 2013.

In late December 2012, Mr. Heil and Mr. Jack Howard of Steel Partners Holdings, L.P. (“Steel”), an affiliate of Purchaser, met to discuss transaction opportunities between the Company and one or more Steel portfolio companies, including the potential tender for up to 47% of the outstanding shares of the Company, followed by a merger or other combination transaction with a suitable Steel portfolio company. No formal intent to pursue a transaction was expressed.

On January 2, 2013, Steel (through an affiliate) executed and delivered a Confidentiality and Non-Disclosure Agreement. During the ensuing weeks, Steel and the Company continued to discuss potential transaction scenarios while Steel conducted preliminary due diligence.

On January 4, 2013, Mr. Howard, Mr. Heil and other Company representatives discussed the Company’s business and potential structures for a transaction between the Company and Steel or one of its affiliates, including the potential future value that could be realized through the use of the Company’s net operating loss carry forwards and other related tax benefits.

On January 22, 2013, Mr. Howard, Mr. Heil and a representative of Roth met to further discuss potential terms and structures of a transaction in which Steel or one of its affiliates would acquire an ownership interest in the Company.

On January 23, 2013, the Company received a letter of intent from a new bidder (“Party C”) to acquire all of the outstanding shares of the Common Stock through a tender offer at a 115% premium to the Company’s stock trading price prior to the launch of the tender offer, capped at $0.33 per share ($3.96 per share after giving effect to the Reverse Stock Split), followed by a cash-out merger conditioned upon Party C reaching a minimum ownership threshold of 51%. The transaction contemplated a break fee of the higher of $300,000 or 3% of the aggregate purchase price, plus reimbursement of Party C’s expenses, upon the failure of the Board to consummate the proposed transaction under various scenarios. Party C also executed and delivered a Confidentiality and Non-Disclosure Agreement.

On January 24, 2013, the Board held a regularly scheduled meeting, with representatives of Roth and DLA in attendance, in which Mr. Heil and Roth explained Party C’s proposal to the Board. Mr. Heil and Roth also updated the Board on the status of discussions with Party A, Party B, and Steel, explaining that: Party A had opted to prioritize other strategic and operational initiatives ahead of a potential transaction with the Company; Party B had expressed interest, on an informal basis, in acquiring the Company in a strategic purchase; and Steel had expressed informal interest of acquiring a noncontrolling, 47% ownership stake in the Company, to be followed by the Company’s merger with a Steel affiliate. The Board determined that additional information, including formal proposals from Party B and Steel, were needed in order for the Board to adequately assess and compare the merits of the various potential transactions. The Board instructed management to converse with the parties to clarify their interest and seek formal expressions of intent. In addition, DLA provided an overview of the Board’s fiduciary duties in the context of evaluating acquisition proposals.

On January 26, 2013, the Company received a term sheet from Steel setting forth a potential transaction whereby (i) a Steel subsidiary would tender for 47% of the outstanding shares of common stock of the Company at an offer price of $0.38 per share ($4.56 per share after giving effect to the Reverse Stock Split), with a top-up purchase at the cash tender price, if needed, for the Steel affiliate to reach the 47% ownership threshold, and (ii) following and conditioned upon the completion of the tender offer, the Company would acquire another Steel affiliate at a price based on a multiple of the affiliate’s projected 2013 EBITDA. The contemplated transactions would be subject to the completion of due diligence, definitive agreements, and certain customary and specific closing conditions, including the Company’s adoption of stockholder rights plan and charter restriction to preserve the value of the Company’s net operating loss carry forwards and other related tax benefits. Upon consummation of the transaction, Steel or its affiliate would designate two nominees for election to the Board as constituted after the closing. The proposal contemplated exclusivity to Steel through April 15, 2013.

On January 28, 2013, the Company effected the Reverse Stock Split in order to, among other things, preserve its listing on the Nasdaq stock exchange while it continued to pursue its strategic objectives and carry on discussions with the various parties. Also, Mr. Heil and Mr. Howard further discussed the terms of Steel’s proposal, including the preservation and utilization of the Company’s net operating loss carryforwards. Discussions continued during February 2013.

On January 29, 2013, the Board held a special meeting, with representatives of Roth, DLA and other advisors in attendance, to consider the term sheet received from Steel on January 26, 2013. The Board discussed the term sheet at length and sought input from the Company’s advisors regarding the feasibility of completing the transaction, potential variations or alternatives, and the potential short and long term impacts of the proposed transaction to the Company’s stockholders. Mr. Heil reiterated Party C’s interest in pursuing a transaction and the Board discussed Party C’s proposal. Roth informed the Board of its discussion with another bidder (“Party D”), including that Party D had indicated it would deliver a proposal entailing a straightforward cash tender offer for a 51% controlling interest in the Company. The Board instructed management and Roth to continue discussions with Party D, to seek a written proposal from Party D and to arrange for discussions between the Board and each interested party.

On January 30, 2013, the Company received a non-binding letter of intent from Party D, in which Party D proposed to tender for 51% to 70% of the Company’s outstanding shares of common stock on a fully diluted basis at an offer price of $0.35 per share ($4.20 per share after giving effect to the Reverse Stock Split), subject to the completion of due diligence and a 60-day exclusivity period.

On January 31, 2013, the Company informed Party C that the Board had received other offers and needed to consider them along with Party C’s proposal. While Party C indicated that it was withdrawing its offer effective at 5:00 p.m. Pacific time on that day, Roth (at the direction of the Board and the Company) continued discussions with Party C regarding transaction alternatives and Party C was invited to discuss its proposal directly with the Board in an upcoming special meeting.

On February 5, 2013, the Board held a special meeting, with representatives of DLA and other outside advisors of the Company in attendance, in which Mr. Howard explained the terms proposed by Steel in its January 26, 2013 term sheet and presented possible variations of the proposed transactions. The Board considered the proposal and instructed management to continue discussions with Steel and other bidders.

Also on February 5, 2013, the Company received a letter of interest and non-binding term sheet from Party B, in which it proposed to acquire 48% of the fully diluted outstanding equity of the Company in exchange for 100% of the outstanding shares of Party B, subject to due diligence and a definitive agreement with customary closing conditions. The term sheet contemplated the Company’s assumption of approximately $9.0 million of indebtedness from Party B and a $300,000 breakup fee payable to Party B in the event of the Company’s breach or failure to consummate the contemplated transaction under various scenarios.

On February 6, 2013, Mr. Howard informed Mr. Heil of Steel’s intent to revise its proposal to reflect a tender offer for 47% of the outstanding shares without a subsequent combination with another Steel affiliate. The offer price of the tender offer would be in the range of $4.50 - $5.00 per share, subject to completion of due diligence and the execution of a definitive agreement. As a condition of the proposal, Steel also would be granted board representation upon the closing of the transaction. Company management and Steel discussed the proposed revisions to Steel’s proposal over the ensuing several days.

On February 7, 2013, the Board held a special meeting, with representatives of DLA, Roth and each of Party B, Party C, and Party D in attendance, at which each of Party B, Party C, and Party D presented its then current proposal directly to the Board. The Board asked questions of each party regarding its strategic rationale and motivation for pursuing a transaction with the Company, the potential value of the proposed transaction to the Company’s stockholders, and the financial ability and likelihood of each party to consummate a transaction. The Board requested an updated letter of intent from Party D and requested additional background and financial information from Parties B and C. Following the presentations, the Board, together with its advisors, discussed the merits of the proposals and compared them with each other and with other alternatives, including the Steel proposal and a potential liquidation strategy. The Board also reviewed memoranda and slide presentations provided to the Board on February 6, 2013, which included discussions of (i) legal considerations, fiduciary duties and best practices of directors when considering a business combination and (ii) measures available to the Company to preserve its net operating losses and other tax benefits.

On February 8, 2012, the Company received a revised letter of intent from Party D contemplating a $6.0 million investment in the Company’s Common Stock transaction at a price per share equal to 105% of the closing price of the common stock on the execution date of the definitive agreement for the transaction, capped at $4.20 per share. The proposed transaction included 100% warrant coverage at an exercise price of 120% of the purchase price, the ceding of a majority of the Company’s board seats to Party D upon closing, and a 30-day exclusivity period. The proposal was subject to Party D’s completion of due diligence.

On February 11, 2013, Party D entered a Confidentiality and Non-Disclosure Agreement with the Company. Party D commenced due diligence and representatives of Party D and the Company engaged in discussions regarding the proposed transaction and potential transaction alternatives.

On February 14, 2013, the Company received a revised term sheet from Steel memorializing the terms proposed by Steel on February 6, 2013. The term sheet contemplated an investment in the Company’s Common Stock, at a price of $4.00 per share, for a 47% ownership interest on a post-closing basis. Under the proposal, Steel or its affiliate would designate two of the four directors on the Board as constituted upon the closing. The proposal was subject to the completion of due diligence, definitive agreements with customary closing conditions, approval by the Company’s stockholders and the implementation of charter restrictions designed to preserve the value of the Company’s tax benefits. The revised term sheet contemplated exclusivity to Steel until April 30, 2013.

On February 15, 2013, the Company received a second revised letter of intent from Party D reflecting a $5.0 million investment in the Company’s Common Stock at a purchase price per share equal to 120% of the closing price of the common stock on the execution date of the definitive agreement, capped at $4.25 per share. The other terms of Party D’s February 8, 2013 proposal remained unchanged.

On February 20, 2013, the Board held a special meeting, with representatives of DLA and Roth in attendance, to discuss updated proposal terms from Steel and Parties C and D, as provided orally to Roth in prior discussions with each Party and as compared to the proposal from Party B:

●

Steel. The updated Steel bid contemplated two possible structures, each of which would involve the acquisition by a Steel affiliate of a 47% equity interest in the Company at a purchase price of $4.00 per share and control of two of four board seats.

o	The first Steel alternative consisted of a $10.2 million investment in the Company’s Common Stock, with proceeds payable to the Company.

o	The second Steel alternative consisted of a $5.4 million tender offer, with proceeds payable directly to the Company’s stockholders.

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Party C. Party C maintained its proposal to purchase 100% of the outstanding equity in the Company through a tender offer with a top-up option and cash-out merger. However, it increased its proposed per share offer price to $4.00.

●	Party D. Party D proposed three possible structures, each at a per share purchase price of $4.20.

o	The first Party D alternative would consist of an approximately $6.0 million investment in the Company to acquire a 33% equity interest on a post-closing basis with 100% warrant coverage.

o

The second Party D alternative contemplated a $3.0 million investment in the Company along with a $3.0 million tender offer to the Company’s stockholders for a 40% post-closing equity interest and 100% warrant coverage.

o	The third Party D alternative was a tender offer to the Company’s stockholders for up to 51% of the equity interest of the Company, with no warrant coverage.

The Board, in consultation with Roth and DLA, discussed each of the proposed transactions, considering, among other factors, offer price, ability to close, financial viability of each bidder, due diligence conducted by each bidder to date, and potential dilution of the Company’s existing stockholders under each transaction scenario. The Board expressed concerns around the financing of a merger with Party B and the potential strain on the company’s cash reserves to fund post-merger operations, as well as the lack of short term liquidity to stockholders compared to offers from other parties. As a result, the Board determined not to pursue a transaction with Party B at that time. The Board expressed, however, the need to vet the financial ability of the other bidders, seek more favorable offer prices, and assess the willingness of Party D to acquire a greater than 51% equity interest in the Company. After extensive discussion, the Board instructed Roth to verify funds and seek more favorable offer prices from the bidders, and to otherwise communicate the position of the Board to the various bidders. The Board also revisited its fiduciary duties and discussed the potential adoption of a tax benefit preservation plan with DLA.

On February 21, 2013, the Board held a special meeting, with representatives of DLA and Roth in attendance, to discuss proposals from Steel and Parties C and D in light of additional discussions that had occurred between Roth and each bidder since the last special Board meeting regarding offer price and the ability to close a transaction. Steel maintained its existing offer. Party C maintained its offer price and provided some evidence of its funds on hand. Party D increased its offer price to $4.20 per share in a one-step investment scenario for a purchase of a 33% equity interest in the Company and $4.25 per share in a two-step investment and tender scenario for a 40% equity interest. It withdrew its third alternative proposal to tender for a greater than 51% equity interest. The Board discussed the alternatives, including potential combinations and variations thereof to maximize value to stockholders, and instructed Roth to continue negotiating with the various bidders.

On February 26, 2013, the Board held a special meeting, with representatives of DLA and Roth in attendance, to discuss developments in negotiations with various bidders. Roth and Company management reported that Steel had increased its offer price to $4.50 per share. They also remarked that Party D had updated its proposal to reflect a tender offer at an offer price of $4.25 per share for up to 70% of the outstanding common stock of the Company, with an option to acquire an additional $5.0 million of primary shares at $4.25 per share in an investment in the Company’s Common Stock with 100% warrant coverage. As an alternative, Party D expressed willingness to tender for up to 79% of the outstanding shares. Party C lowered its offer price to a 20% market premium ($3.72 per share based on recent trading value at the time), capped at $4.00 per share. As an alternative, it proposed a $1.0 million purchase of certain Company assets and the assumption of select Company liabilities. After discussion, the Board concluded that Party D’s revised proposal represented the strongest overall value to stockholders based on a combination of factors, including prospective liquidity to stockholders, a perceived high probability of closing and the ability for stockholders to realize additional value on a long-term basis. Board members expressed concerns about (i) Party C’s lowered offer price, which implied a valuation lower than management’s estimate of the Company’s liquidation value, and (ii) the stability of Steel’s offer price, given the lack of due diligence performed by Steel at that point in time. As a result, the Board approved a resolution to negotiate a definitive agreement with Party D on terms consistent with the proposal presented to the Board in the meeting, subject to establishing a satisfactory minimum tender threshold condition. The Board approved a 15-day exclusivity period to negotiate a definitive agreement with Party D.

From February 26, 2013 through March 2013, representatives of Party D and the Company maintained regular contact to negotiate a definitive agreement and facilitate Party D’s conduct of additional due diligence.

On March 8, 2013, Party D delivered a revised letter of intent to pursue a two-step transaction as follows: (i) the purchase from the Company of 19.99% of the outstanding Common Stock at $3.50 per share (a $0.15 per share premium to the 30-day average closing price and a $0.32 premium to the March 7, 2013 closing price of the Common Stock on the Nasdaq Capital Market), with 100% warrant coverage at an exercise price of $4.25 per share, followed by (ii) a tender offer for up to 55% of the outstanding shares of Company common stock at a purchase price of $4.25 per share, without a minimum condition. Party D would be entitled to nominate one board member at the conclusion of the first step, one board member at the launch of the tender offer, and a third board member after acquiring a greater than 50% ownership interest of the Common Stock through both transactions.

On March 11, 2013, the Board held a special meeting, with representatives of DLA and Roth in attendance, to discuss Party D’s revised letter of intent of March 8, 2013. The Board discussed the decrease in Party D’s offer price and Party D’s request for control of two board seats without first reaching a minimum tender condition, which it deemed as material departures from the terms approved by the Board in its February 26, 2013 meeting. In light of such changes, the Board determined that Party D’s proposal was no longer clearly superior to the Steel proposal and decided to renew discussions with both parties upon expiration of exclusivity with Party D. Accordingly, the Board instructed Roth to propose a price of $4.50 to Party D along with a minimum tender condition. The Board instructed Roth to inform Steel that its proposal remained under consideration, subject to a minimum condition in a tender offer scenario, and to request that Steel perform substantive due diligence to reaffirm its proposal as soon as feasible, which Roth subsequently relayed to Steel.

From March 13, 2013 through the remainder of March, at the request of the Board and the Company, Roth maintained regular communication with Steel, mainly to coordinate due diligence matters.

On March 15, 2013, a representative of Party D contacted Mr. Heil to inform him of a potential alternative transaction whereby Party D would co-invest in the Company with a third party strategic partner (“Party E”), a manufacturer of rechargeable batteries and mobile device chargers.

On March 22, 2013, Party D updated its proposal and added a proposed term sheet from Party E, reflecting an overall two part transaction involving Parties D and E. Step one of the transaction would entail a $4.0 million investment in the Company’s Common Stock at $3.50 per share, with 100% warrant coverage at $4.20 per share. In step two, Party E would purchase substantially all of the Company’s assets for $10.0 million in cash, 50% of future royalties from the green chip being co-developed with Texas Instruments at the time, and an earn out of up to $25.0 million based on achievement of certain business milestones. Party D would obtain two board seats upon consummation of step two of the transactions.

On March 26, 2013, the Board held a regularly scheduled meeting with representatives of DLA and Roth in attendance, in which, among other things, it considered the joint proposal from Party D and Party E compared to the Steel proposal. The Board questioned Party E’s financial ability to close the transaction given its historical financial performance and reported capitalization. The Board instructed management and Roth to set a deadline with Party E to confirm its ability to finance the proposed transaction.

On March 27, 2013, a representative of Party D informed the Company that Party E was unable to confirm financing sufficient to consummate the proposed transaction. The Company continued discussions with Steel regarding its most recent proposal.

On April 1, 2013, the Company announced quarterly earnings for the fourth quarter of 2012. The Company’s fourth quarter revenue of $6.4 million represented a decline from $8.6 million in the same period of the prior year, due primarily to lower sales of power products. Net loss was $3.9 million, as compared to a $5.7 million net loss in the fourth quarter of the prior year. The Company also announced the termination of its agreement with Texas Instruments to create an integrated circuit based on the Company’s “iGo Green” technology, as well as the implementation of cost-savings initiatives during the first quarter of 2013 to better align its cost structure with its downward revenue trend. In addition, at the request of the Board and the Company, Roth renewed detailed discussions with Steel to negotiate a term sheet for a transaction with Steel. The discussions continued during the ensuing week.

On April 8, 2013, the Company executed a term sheet with a Steel affiliate contemplating a tender offer for 47% of the Company’s outstanding shares of common stock on a fully diluted basis at an offer price of $4.50 per share, followed by a top-up purchase of shares directly from the Company if needed to reach the 47% threshold. The Steel affiliate would designate two of the four directors on the Company’s post-closing board of directors. The transaction would be subject to the completion of due diligence, a definitive agreement with customary closing conditions, approval by the Company’s stockholders (if needed), and the implementation of charter restrictions and other protections to preserve the value of the Company’s tax benefits. The revised term sheet contemplated exclusivity to the Steel affiliate until May 10, 2013. Steel commenced extensive due diligence in connection with the contemplated transaction.

On April 12, 2013, Steel commenced extensive due diligence in connection with the contemplated transaction, which continued for the next several weeks.

On May 7, 2013, the Company extended Steel’s exclusivity period until May 17, 2013 to allow Steel to continue and complete its due diligence.

On May 9, 2013, the Company announced first quarter results reflecting $5.6 million in revenue compared with $8.2 million in revenue during the same quarter of the prior year and gross margin of 15.8% compared with 17.5% for the first quarter of the prior year. The Company attributed the results primarily to a continued decline in sales of power products.

On May 22, 2013, the Company received a term sheet from a new bidder (“Party F”) proposing to acquire 75% of the Company’s outstanding shares of common stock on a fully diluted basis via a tender offer at a price of $3.50 per share, with a 35% minimum threshold to complete the tender offer, followed by a top-up purchase at $3.25 per share if needed for Party F to reach the 50% ownership threshold. The top-up shares would be issued with 100% warrant coverage at a strike price of $3.25 per share. The proposal contemplated a 60-day exclusivity period, the breach of which would trigger a $250,000 breakup fee payable to Party F.

On May 23, 2013, the Board held a regularly scheduled meeting, with representatives of DLA and Roth in attendance, in which, among other things, the Board considered Party F’s proposal and compared it to Steel’s latest proposal. Mr. Heil also updated the Board on progress of Steel’s due diligence.

On June 6, 2013 the Board held a special meeting, with representatives of DLA and Roth in attendance, to consider options to preserve the Company’s tax benefits, including the merits of adopting a tax benefits protection plan to replace its existing rights plan, which was set to expire on June 23, 2013. Mr. Heil also informed the Board that he expected to receive a revised proposed term sheet from Steel reflecting the results of its due diligence.

On June 7, 2013, the Company received an amended and restated term sheet from a Steel affiliate proposing a tender offer for 44% of the Common Stock on a fully diluted basis at an offer price of $3.95 per share, followed by a top-up purchase of shares directly from the Company if needed to reach the 44% threshold.

On June 8, 2010, the Company received an updated term sheet from Party F proposing a tender offer for 51% of the Company’s outstanding shares of common stock on a fully diluted basis at a price of $4.00 per share, with a 35% minimum threshold to complete the tender offer, followed by a top-up purchase at $3.00 per share if needed for Party F to reach the 50% ownership threshold. The top-up shares would be issued with 100% warrant coverage at a strike price of $3.25 per share. The proposal contemplated a 21-day exclusivity period, the breach of which would trigger a $500,000 breakup fee.

On June 10, 2013, the Board held a special meeting, with representatives of DLA and Roth in attendance, to consider the revised proposal from Party F in addition to Steel’s revised proposed term sheet from June 7, 2013. Among other factors, the Board considered that Steel had performed extensive due diligence and demonstrated sufficient financial resources to consummate the proposed transaction, criteria not satisfied by Party F. Further, the Steel transaction structure provided for the possibility of long-term upside through preservation of the Company’s significant tax benefits, as well as potential operational improvements. Board members expressed their concerns regarding various aspects of the proposed term sheet and instructed management, together with Roth and DLA, to negotiate its position with respect to those points. Accordingly, the Company returned the proposed term sheet to Steel with revised terms reflecting the Board’s position.

On June 11, 2013 and June 12, 2013, representatives of Steel and iGo held teleconferences and exchanged correspondence to address unresolved terms of the proposed term sheet.

On June 13, 2013, the Company executed a revised term sheet with the Purchaser setting forth terms substantively similar to those proposed on June 7, 2013, including exclusivity. The term sheet also provided, among other things: (i) the Company’s consent for the Purchaser to confidentially, and in the presence of at least one member of the Board, discuss the transaction with Adage Capital Partners, L.P. (“Adage”), specifically with respect to Adage entering into an agreement to tender its shares in the tender offer; (ii) the resignation of Mr. Heil as a director and his termination as an officer of the Company immediately after the closing of the transactions; (iii) reciprocal break-up fees of $375,000; (iv) acknowledgement that the post-closing Board may consider (A) lowering the threshold under the Company’s Amended and Restated Rights plan from 4.9% to 3.0%, (B) amending the Company’s charter and bylaws to preserve the value of the Company’s tax benefits, (C) entering a services agreement with an affiliate of the Purchaser to manage certain Company administrative functions on a post-closing basis, and (D) delisting the Company’s securities from Nasdaq and suspending its reporting obligations under the Exchange Act of 1934, as amended (the “Exchange Act”). The revised term sheet also granted exclusivity to the Purchaser through June 30, 2013.

During the weeks following June 13, 2013, the Company and the Purchaser, together with their respective outside counsels, negotiated and exchanged drafts of the Sale Agreement and the Tender Agreement, while representatives of Steel and the Purchaser continued to perform due diligence.

On June 20, 2013, the Company entered into an Amended and Restated Stockholder Rights Agreement to implement a tax benefit protection plan, which had been approved by the Board by unanimous written consent on that date.

On June 21, 2013, DLA delivered drafts of the Sale Agreement and Tender Agreement to Purchaser’s counsel. Representatives of the Company and the Purchaser continued to negotiate terms of the definitive agreements through the beginning of July.

On June 26, 2013, Roth received an oral inquiry from Party F, in which Party F indicated interest in increasing its offer price to $4.10 per share and waiving due diligence, which inquiry Roth relayed to Mr. Heil.

On July 1, 2013, Adage executed and delivered a Nondisclosure Agreement prior to discussing the contemplated transactions and the potential entry into the Tender Agreement with the Purchaser. On the same day, the Board held a special meeting, with representatives of DLA and Roth in attendance, in which Mr. Heil briefed the Board on remaining due diligence and other open items being addressed to finalize the Sale Agreement. The Board then considered the inquiry from Party F and, after discussion, determined to continue pursuing the transaction with the Purchaser for the time being, subject to further evaluation of Party F’s inquiry and other alternatives if the Company was unable to reach agreement with the Purchaser during its exclusivity period. Roth then delivered its oral opinion to the Board with respect to the Sale Agreement and the transactions contemplated thereby, which opinion was later confirmed in writing, to the effect that, based upon and subject to the various assumptions made, procedures followed, and qualifications and limitations set forth therein, including a detailed liquidation analysis of the Company, the consideration to be paid to the holders of outstanding shares of Company common stock in the proposed transaction was fair, from a financial point of view, to such holders. The Board then discussed the terms and conditions of the Sale Agreement, the Tender Agreement and the transaction generally. The Board unanimously determined, for the reasons detailed in the section of this statement captioned “Reasons for Recommendation” below, that the transactions contemplated by the Sale Agreement and the Tender Agreement were advisable, fair to and in the best interests of the Company and its stockholders and approved the Sale Agreement and the Tender Agreement, subject to final modifications as determined necessary by the Company’s authorized officers, and recommended that the stockholders of the Company tender their shares into the tender offer and vote their shares in favor of the Top-Up Purchase and the other Transactions contemplated by the Sale Agreement to the extent such a stockholder vote were required under applicable law.

On July 2, 2013, representatives of the Purchaser and members of the Board held a call to discuss the contemplated transaction and the Adage Tender Agreement. Adage indicated willingness to commit to tender its shares into the tender offer, subject to its review and approval of the Tender Agreement. On the same day, the Company learned that Party F had experienced delays in obtaining financing commitments for its proposal and was unable to proceed with its proposal at that time.

On July 3, 2013, the Tender Agreement was provided to Adage for its review. The Company also extended the Purchaser’s exclusivity period until July 7, 2013, taking into account the July 4th federal holiday, while the Company and the Purchaser finalized the Sale Agreement and Adage completed its review of the Tender Agreement.

On July 4, 2013, Mr. Heil received, and forwarded to the Board, an unsolicited letter of intent from a new party (“Party G”) contemplating the acquisition of 100% of the outstanding common shares of the Company for a combination of cash and shares of Party G’s common stock (with cash constituting approximately 51% of the total consideration and shares of Party G common stock constituting approximately 49% of the total consideration) which, according to Party G, equated to an offer price of $4.00 per share. The offer was subject to the completion of due diligence and a definitive merger agreement containing customary terms and conditions. The offer also contemplated exclusivity to Party G through July 19, 2013 and a $250,000 break fee payable to Party G in the event of the Company’s breach of the exclusivity period. The offer would automatically expire at close of business Pacific Time on July 9, 2013 if not accepted by that time. At the Board’s request, Roth analyzed the offer and found that the stated offer price valued Party G’s stock at a 100% premium to its recent trading price on the OTC Markets, such that if the shares were valued at their trading price, Party G’s offer price was in the range of $2.50 to $3.00 per share rather than $4.00 per share. In addition, Party G intended to raise the cash portion of the consideration through a convertible debenture that effectively would become an obligation of the Company upon consummation of the merger transaction. Based on the offer price analysis, the uncertainty around financing and the potential debt assumption, and the fact that Party G had yet to conduct due diligence, the Board determined to continue the transaction with the Purchaser, subject to further evaluation of Party G’s proposal if the Company were unable to reach agreement with the Purchaser during its exclusivity period.

On July 11, 2013, the Company and the Purchaser finalized and executed the Sale Agreement, Adage executed and delivered the Tender Agreement, and the Company and the Purchaser issued a joint press release announcing execution of the Sale Agreement and describing the transactions contemplated therein.

Reasons for Recommendation

In evaluating the Sale Agreement, the transactions contemplated thereby and the Offer, the Board consulted with the Company’s management, legal advisors and financial advisors. In reaching its decision to approve the Sale Agreement and to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer, and if required by law, adopt and approve the Top-Up Purchase, the Board considered a variety of factors, including the following:

Financial and Structural Terms; Certainty of Value

●	Recent and historical market prices, volatility and trading information with respect to the Common Stock, including that the Offer Price represents:

o	a premium of 71.7% over the closing trading price of shares of the Common Stock on July 10, 2013; and

o	a premium of 69.7%, 65.4%, and 56.8%, respectively, over the volume weighted average prices of the shares of Company common stock for the 30, 60 and 90 day periods prior to July 10, 2013

●	The type of consideration for the Offer, which consists solely of cash, providing the Company’s stockholders with certainty of value and liquidity upon the closing of the Offer.

●	The assessment of the Board that the Purchaser will have adequate capital resources to pay the Offer and Top-Up Purchase consideration as contemplated by the Sale Agreement.

●

The structure of the Transactions, which provides stockholders an opportunity for partial liquidity of their investment, the ability to remain invested in the Corporation, and the preservation of the Corporation’s net operating losses, a large contingent asset of the Corporation.

Financial Condition; Prospects of the Company

●

The Company’s current and historical business, financial condition, results of operations, competitive position, strategic options and prospects, as well as the Company’s long-term business plan and prospects if it were to continue operations without the Offer, and the potential impact of those factors on the trading price of Common Stock.

●	The prospective risks to the Company of remaining an independent public entity, including:

o	the Company’s lack of scale as compared to most of its competitors;

o	the intense competitive environment within the company’s industry, with increasing shelf space slotting fees and a shift toward private label products over third party brands;

o

the recent inability to develop a “green chip” based on proprietary Company technology, together with potential advances in technology or improvements in competitors’ products that could make the Company’s products less competitive going forward;

o	the Company’s inability to generate positive cash flows from operations in recent years and Company projections that showed continued negative cash flows for the foreseeable future;

o	the Company’s failure to make its earnings plan for 2011 and 2012 and continued negative earnings during the first quarter of 2013;

o	the multiple reductions in the Company’s work force and loss of key employees over the past two years;

o	general stock market conditions and volatility, including the performance of broad-based stock market indices and exchanges;

o	uncertainties in the U.S. economy generally; and

o	the “risk factors” set forth in the Company’s Form 10-K for the fiscal year ended December 31, 2012, along with other risks disclosed in the SEC filings of the Company.

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The Company’s recent share price performance and the belief held by the members of the Board that the Offer Price would provide the Company’s stockholders better value than the trading price of the Common Stock on the open market were the Company to remain as an independent public entity.

Strategic Alternatives; Board Unanimity

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The analysis of the Board of other strategic alternatives, including proposals from other suitors over the past eight months, a liquidation of the Company, and the continuation of the Company as an independent public entity (including the timing and execution risk of accomplishing such alternatives), as compared to the certainty of value and opportunity afforded to holders of the Shares by way of the Offer and Top-Up consideration, which led to the conclusion that no alternatives were reasonably likely to create greater value for the Company’s stockholders than the Offer, the Top-Up Purchase and the transactions contemplated by the Sale Agreement.

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The determination of the Board that, compared to transactions proposed by other parties, Purchaser’s proposal had the highest likelihood of closing because Purchaser was able to demonstrate financial viability, a history of successful transactions, and a willingness to commit significant resources to due diligence.

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The fact that Board members were unanimous in their determination to approve the Offer, the Top-Up Purchase, the Sale Agreement, and the other transactions contemplated therein, including to recommend approval of the Top-Up Purchase by the Company stockholders (if necessary).

Roth Opinion

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The opinion of Roth rendered orally to the Board on July 1, 2013 and subsequently confirmed in writing, that, as of that date and subject to the various assumptions and limitations set forth in its opinion, (i) the Offer Price to be received in the Offer by the holders of Common Stock that tender their shares in the Offer is fair, from a financial point of view, to such holders and (ii) the Top-Up Price (as defined below) to be paid to the Company in connection with the Top-Up Purchase, if consummated, is fair, from a financial point of view, to the Company (as described below under “—Opinion of the Company’s Financial Advisor”). The full text of Roth’s written opinion, which sets forth material information relating to such opinion, including the assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by Roth, is attached as Annex II hereto. Roth’s opinion was provided for the information and assistance of the Board in connection with its consideration of the Offer and the Top-Up Purchase as contemplated by the Sale Agreement and not for any other entity or person. Roth’s opinion addressed solely the fairness, from a financial point of view, (i) to the holders of Common Stock that tender their shares in the Offer of the Offer Price to be received by such holders in the Offer and (ii) to the Company of the price per share of Common Stock to be paid to the Company in connection with the Top-Up Purchase (the “Top-Up Price”), if consummated, and did not in any way address other terms or conditions of the Offer, the Top-Up Purchase, or the Sale Agreement.

Consultation with Company Advisors

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The view of the Board that the process undertaken in which (i) those parties that the Board concluded, after consultation with Roth, were the most likely and capable potential acquirors of the Common Stock, were contacted, (ii) many of those parties executed non-disclosure agreements and performed due diligence, and (iii) parties submitted and negotiated the terms of their respective proposals to acquire shares of the Common Stock, was an extensive, effective and competitive process.

●

The fact that the Company’s legal and financial advisors were involved throughout the process and negotiations and updated the Board regularly, which provided the Board with additional perspectives on the negotiations in addition to those of management.

Sale Agreement Terms (Solicitation of Alternative Proposals; Change of Recommendation)

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The limited and otherwise customary conditions to the parties’ obligations to complete the Offer and Top-Up Purchase, including the absence of a financing condition, the Purchaser’s representations and warranties relating to having adequate financing for the transaction and the Purchaser’s cash position as set forth in its publicly available financial statements, which provided substantial support for consummation of the transaction on a timely basis.

●

The Purchaser’s agreement to reimburse up to $375,000 of the Company’s transaction expenses in the event the Sale Agreement is terminated as a result of the Purchaser’s uncured breach or failure to perform in any material respect any of its representations, warranties, covenants or other agreements contained in Sale Agreement, which breach or failure to perform has or would reasonably be expected to have a material adverse effect on the ability of Purchaser to consummate the transaction.

●

The Company’s ability to provide information to and engage in discussions or negotiations with a third party who makes an unsolicited acquisition proposal that is reasonably likely to result in a superior proposal to that of the Purchaser.

●

The ability of the Board, subject to certain conditions, to change its recommendation supporting the Acquisition in response to a superior proposal or as necessary to avoid, in the good faith judgment of the Board, a failure to comply with the obligations of the Board under applicable laws.

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The customary nature of the other representations, warranties and covenants of the Company in the Sale Agreement, and the fact that the financial and other terms and conditions of the Sale Agreement minimize, to the extent reasonably practical, the risk that a condition to closing would not be satisfied, while enabling the Company to operate its business during the pendency of the Offer.

●	The Sale Agreement was the product of arm’s-length negotiations.

Speed and Likelihood of Consummation

●

The structure of the transaction potentially enables the stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the transaction).

●

The Top-Up Purchase is a requirement, rather than an option of the Purchaser, under the Sale Agreement, providing additional assurance that, in the event the Purchaser fails to reach the designated ownership threshold via the Offer, the Acquisition will be consummated by virtue of the Top-Up Purchase.

●

Subject to the potential need to obtain approval of the Company’s stockholders according to applicable law, there are no significant antitrust or other regulatory impediments to the consummation of the Acquisition, such that the Acquisition is likely to be consummated if a sufficient number of Shares are tendered in the Offer to satisfy the Minimum Condition.

In the course of its deliberations, the Board also considered a variety of risks and other potentially negative factors concerning the Acquisition, including the following:

●

The fact that the Company has incurred and will continue to incur significant transaction costs and expenses in connection with the Acquisition, regardless of whether the Offer is consummated, the associated time and effort required of the Company’s management and the related disruptions to the operation of the Company’s business during the pendency of the Acquisition.

●	The risk that the minimum tender condition in the Offer may not be satisfied.

●

The potential negative effect of the pendency of the Acquisition on the Company’s business and relationships with employees, customers, providers, suppliers, regulators and the communities in which it operates.

●

The deal protection measures in the Sale Agreement, including (i) the operating restrictions under the Sale Agreement during the period between signing and closing, which could prohibit the Company from undertaking material strategic initiatives or other material transactions to the detriment of the Company and its stockholders, (ii) the restrictions on soliciting competing proposals, which may inhibit other potential acquirers from submitting potentially superior proposals to acquire shares of the Common Stock, and (iii) the termination fee (equal to approximately 2.5% of the value of the Acquisition) and the expense reimbursement (up to an additional $375,000) that could become payable by the Company under certain circumstances.

●	The risk that the Acquisition might not be completed and the effect of the resulting public announcement of the termination of the Sale Agreement on:

o

the market price of Common Stock, which could be affected by many factors, including (i) the reason for which the Sale Agreement was terminated and whether such termination results from factors adversely affecting the Company, (ii) the possibility that the marketplace would consider the Company to be an unattractive acquisition candidate and (iii) the possible sale of shares of Company Common Stock by short-term investors following the announcement of termination of the Sale Agreement;

o	the operating results of the Company, particularly in light of the costs incurred in connection with the Acquisition, including the potential requirement to pay a termination fee;

o	the ability of the Company to attract and retain key personnel; and

o	the Company’s relationships with its employees, vendors, customers, partners and others that do business with it.

●	There can be no assurance that all conditions to the parties’ obligations to complete the Offer or the Top-Up Purchaser will be satisfied.

●	The fact that the cash consideration paid in the Acquisition would be taxable to the Company’s stockholders that are U.S. holders for U.S. federal income tax purposes.

The foregoing discussion of the information and factors considered by the Board is not exhaustive but is intended to reflect the material factors considered by the Board in its consideration of the Offer. In view of the complexity, and the large number of the factors considered, the Board, both individually and collectively, did not quantify or assign any relative or specific weight to the various factors. Rather, the Board based its recommendation on the totality of the information presented to and considered by it. In addition, individual members of the Board may have given different weights to different factors. After considering the foregoing potentially negative and potentially positive factors, the Board concluded that, in aggregate, the potentially positive factors relating to the Sale Agreement, the Offer and the Top-Up Purchase substantially outweighed the potentially negative factors.

(c) Intent to Tender

After reasonable inquiry and to its best knowledge, the Company understands that each director or executive officer of the Company who holds shares of Common Stock of record or beneficially owns shares currently intends to tender such shares in the Offer, unless the tender would violate applicable securities laws or require disgorgement of any profits under Section 16 of the Exchange Act and, if necessary, to vote such shares in favor of the Top-Up Purchase and the other transactions contemplated by the Sale Agreement. The foregoing does not include any shares of Common Stock over which, or with respect to which, any such executive officer or director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. No subsidiaries of the Company own any shares of Common Stock.

(d) Opinion of the Company’s Financial Advisor

The Company retained Roth to act as its financial advisor in connection with the Offer and the Top-Up Purchase. Roth, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Company selected Roth to act as its financial advisor in connection with the Offer and the Top-Up Purchase on the basis of Roth’s experience in similar transactions, its reputation in the investment community and its familiarity with the Company and its business. In connection with Roth’s engagement, the Company requested that Roth evaluate the fairness, from a financial point of view, (i) to the holders of Common Stock that tender their shares in the Offer of the Offer Price to be received by such holders in the Offer and (ii) to the Company of the Top-Up Price to be paid to the Company in connection with the Top-Up Purchase, if consummated.

On July 1, 2013, at a meeting of the Board held to evaluate the Sale Agreement and the transactions contemplated thereby, including the Offer and the Top-Up Purchase, Roth delivered to the Board an oral opinion, which was confirmed by delivery of a written opinion, dated July 11, 2013, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, (i) the Offer Price to be received in the Offer by the holders of Common Stock that tender their shares in the Offer is fair, from a financial point of view, to such holders and (ii) the Top-Up Price to be paid to the Company in connection with the Top-Up Purchase, if consummated, is fair, from a financial point of view, to the Company.

The full text of Roth’s written opinion to the Company’s board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex II hereto and is incorporated by reference herein in its entirety. The following summary of Roth’s opinion is qualified in its entirety by reference to the full text of the opinion. Roth delivered its opinion to the Board for the benefit and use of the Board (in its capacity as such) in connection with and for purposes of its evaluation of the Offer Price and Top-Up Price from a financial point of view. Roth’s opinion does not in any manner address any other aspect or implication of the Sale Agreement or the other transactions contemplated thereby or any agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, any restrictions placed on the ownership of the Common Stock following the consummation of the Offer and the Top-Up Purchase, if necessary, or the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of the Company in connection with the Offer and the Top-Up Purchase. Roth’s opinion also does not address the relative merits of the Offer and the Top-Up Purchase as compared to any alternative business strategies that might exist for Company, the underlying business decision of the Company to proceed with those transactions, the decision of the stockholders of the Company to tender their shares of Common Stock in the Offer or the effects of any other transaction in which the Company might engage.

In connection with rendering its opinion, Roth, among other things:

●	reviewed certain publicly available business and financial information of the Company that it believed to be relevant;

●	reviewed certain internal financial statements and other financial and operating data concerning the Company;

●	reviewed certain financial forecasts relating to the Company prepared by the management of the Company (the “Company Forecasts”);

●	discussed the past and current operations, financial condition and prospects of the Company with management of the Company;

●

reviewed a liquidation analysis (prepared by the Company’s management and approved by the Board for Roth’s use in connection with the rendering of its opinion) as to the value that holders of Common Stock would be expected to receive with respect to the shares in a liquidation of the Company (the “Liquidation Analysis”);

●	participated in certain discussions among management of the Company regarding their assessment of the strategic rationale for, and the potential benefits of, the Offer and the Top-Up Purchase;

●	solicited other potential suitors and transactions and assisted management and the Company’s board of directors in evaluating and negotiating alternative transactions;

●

to the extent publicly available, reviewed the terms of private placements with companies listed on senior U.S. exchanges and having public market capitalizations between $10 and $100 million at the time of the respective offerings;

●	reviewed the reported historical prices and trading activity for the Common Stock;

●	compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain publicly traded companies Roth deemed relevant;

●	compared certain financial terms of the Offer to financial terms, to the extent publicly available, of certain other business combination transactions Roth deemed relevant;

●

reviewed the premiums paid by acquirers in acquisitions of North American publicly-traded companies with market capitalizations below $250 million over the twelve months preceding the date of the opinion;

●	participated in discussions and negotiations among representatives of the Company, Purchaser and their respective advisors; and

●	performed such other analyses and considered such other factors as Roth had deemed appropriate.

The Company advised Roth that the Company has experienced increased competition from private label products and that the payment of fees to guarantee shelf space at customers for a particular period of time, generally referred to as slotting fees, is becoming more commonplace. Both of these factors have affected the Company’s financial performance and ability to compete. In addition, the Company advised Roth that the Company currently generates the majority of its revenue from the sale of chargers for laptops. However, growth in the laptop industry has been materially affected by the growth of the mobile electronic device market for such products as smartphones and tablets, where the Company has generated limited revenue.

Roth also considered such other information, financial studies, analyses and investigations, and financial, economic and market criteria which it deemed relevant. In conducting its review and arriving at its opinion, with the consent of the Board, Roth did not independently verify any of the foregoing information and Roth assumed and relied upon such information being accurate and complete in all material respects, and Roth further relied upon the assurances of management of the Company that they are not aware of any facts that would make any of the information reviewed by Roth inaccurate, incomplete or misleading in any material respect. With respect to the Company Forecasts, Roth assumed, at the direction of the Company, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. Roth was not engaged to assess the achievability of any projections or the assumptions on which they were based, and Roth expresses no view as to such projections or assumptions. In addition, Roth has not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities, including any ongoing litigation and administrative investigations, of the Company, nor has Roth been furnished with any such valuation or appraisal (other than the Liquidation Analysis prepared by the Company’s management team). In addition, Roth has not assumed any obligation to conduct, nor has it conducted, any physical inspection of the properties or facilities of the Company. Based on the Company Forecasts, the Company’s future revenue will be insufficient to absorb its future expenses. As a result, Roth was unable to derive values from analyses that it would customarily prepare in connection with a fairness opinion. Accordingly, with the consent of the Board, Roth relied primarily on the Liquidation Analysis and Premiums Paid Analysis in preparing its opinion.

Roth also assumed, with the Board’s consent, that the Offer and the Top-Up Purchase will be consummated in accordance with the terms set forth in the Sale Agreement and in compliance with the applicable provisions of the Securities Act of 1933, as amended, the Exchange Act, and all other applicable federal, state and local statutes, rules, regulations and ordinances, that the representations and warranties of each party in the Sale Agreement are true and correct, that each party will perform on a timely basis all covenants and agreements required to be performed by it under such agreement and that all conditions to the consummation of the Offer and the Top-Up Purchase will be satisfied without waiver thereof. Roth further assumed that the Sale Agreement, when signed, conformed to the draft Sale Agreement provided to Roth on July 11, 2013 in all respects material to its analysis, that the Tender Offer will be subscribed and consummated in all material respects as described in the draft Sale Agreement provided to it, that the Minimum Condition will be achieved and that the Top-Up Purchase, if necessary, will result in the sale by the Company of the number of shares sufficient to cause Purchaser to hold 44.0% of the then outstanding shares of the Common Stock on a fully diluted basis. Roth also assumed that all governmental, regulatory and other consents and approvals contemplated by the Sale Agreement will be obtained and that, in the course of obtaining any of those consents and approvals, no modification, delay, limitation, restriction or condition will be imposed or waivers made that would have an adverse effect on Company or on the contemplated benefits of the Offer and the Top-Up Purchase.

Roth’s opinion addresses only the fairness, from a financial point of view, (i) to the holders of Common Stock that tender their shares in the Offer of the Offer Price to be received by such holders in the Offer, and (ii) to the Company of the Top-Up Price to be paid to the Company in connection with the Top-Up Purchase, if consummated. The issuance of Roth’s opinion was approved by an authorized internal committee of Roth. Roth’s opinion is necessarily based on economic, market and other conditions as they exist and can be evaluated on, and the information made available to it on, the date thereof. Roth expressed no opinion as to the underlying valuation, future performance or long-term viability of Company. Further, Roth expressed no opinion as to what the value of the shares of Common Stock actually will be when the Offer and the Top-Up Purchase are consummated or the prices at which shares of Common Stock will trade at any time. It should be understood that, although subsequent developments may affect Roth’s opinion, Roth does not have any obligation to update, revise or reaffirm its opinion and has expressly disclaimed any responsibility to do so.

The following represents a brief summary of the material financial analyses reviewed by the Board and performed by Roth in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Roth, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Roth. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Roth.

Financial Analyses

Liquidation Analysis.  Roth considered the Liquidation Analysis, prepared by the Company’s management and approved by the Board for use by Roth in connection with the rendering of its opinion, in assessing the value, if any, that holders of Common Stock may expect to receive in respect of such stock in the event that the Company’s assets are liquidated on the date of the Liquidation Analysis. Roth determined that the Liquidation Analysis was especially relevant with respect to the Company in view of the Company Forecasts that projected declining performance. The Liquidation Analysis illustrated (i) the implied proceeds from a liquidation of the Company’s assets under two possible scenarios and (ii) the application of such proceeds first in satisfaction of the Company’s material outstanding obligations and liabilities in each scenario. The scenarios assumed (i) liquidation over a non-immediate time frame with the current inventory at a $300,000 discount to book value (“Case 1”), and (ii) a liquidation over a non-immediate time frame while applying a 20% sensitivity discount to the inventory value in Case 1 (“Case 2”). The range of implied per share equity values based on the two scenarios is shown below:

	Implied Per Share Equity Value	Offer Price

Liquidation Analysis	$ 3.66 - $ 3.98	$ 3.95

Selected Premiums Paid Analysis. Roth identified, to the extent publicly available, selected transactions closed during the twelve months preceding the date of its opinion for North American publicly traded companies with market capitalizations below $250 million (prior to announcement). Roth calculated the premium over the target company’s closing stock price one day, one week, and one month prior to the announcement of the transaction, or to the extent applicable, the target company’s unaffected stock price, of the per share price paid in each selected transaction.

	Premium to Pre-Announcement Stock Price
	1 Day Premium	1 Week Premium	1 Month Premium

25th Percentile	22.3%	29.5%	29.8%

75th Percentile	65.6%	70.5%	76.4%

Roth then applied a range of calculated premiums, from 22.3% to 76.4% (based on the 25th and 75th percentiles of the data), to the estimated unaffected Common Stock price per share of $2.29 for 1-day prior to announcement, $2.25 for 1-week prior to announcement, and $2.33 for 1-month prior to announcement. Such price was determined by Roth at the direction of, and in consultation with, the Company, in order to approximate the implied Common Stock price without the effect of market speculation that the Company would engage in a potential strategic transaction.

This analysis indicated the following approximate implied per share equity value reference ranges for the Company, as compared to the Offer Price:

	Implied Per Share Equity Value	Offer Price

Premiums Paid	$ 2.80 - $ 4.11	$ 3.95

No company, business or transaction used in this analysis is identical or directly comparable to the Company or the Offer or Top-Up Purchase. Accordingly, Roth’s evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which the Company and the Offer and Top-Up Purchase were compared.

Other Financial Analyses

Roth typically also performs a Selected Company Analysis and Discounted Cash Flow Analysis as part of its fairness analyses. However, as further explained below, Roth determined that these analyses were not meaningful indicators of the value of the Company.

Selected Peer Group Analysis. Roth reviewed publicly available financial and stock market information for publicly traded companies in the consumer electronics (“CE”) accessories industry, which, based on Roth’s professional judgment and experience, were determined to be relevant to the Company. In addition, Roth reviewed financial information, to the extent publicly available, relating to selected precedent transactions involving companies in the CE accessories industry since January 1, 2005, which, based on Roth’s professional judgment and experience, were determined to be relevant to the Company and the Offer and Top-Up Purchase.

Roth reviewed the implied enterprise values (“EVs”) of the selected companies, calculated as market capitalization plus debt, minority interest and preferred stock, less cash and cash equivalents, as a multiple of revenue and EBITDA. Two common methods for valuing a company based on publicly traded comparable companies and precedent transactions involve comparing EBITDA and revenue multiples of the peer companies and transactions, and applying those multiples to the Company’s metrics.

Companies within the Company’s peer group are typically valued on a multiple of EBITDA. Because the Company projected negative EBITDA for the relevant valuation periods, Roth determined that an EBITDA multiple analysis is not meaningful for the Company as any values derived from it would imply a negative enterprise value.

Alternatively, businesses in the Company’s peer group are sometimes valued based on a multiple of their revenue. Typically, valuations based on a multiple of revenue are reserved for emerging businesses as they are experiencing rapid revenue growth while penetrating new markets, whether they are profitable or not. Because the Company is a mature company that has lost market share and experienced annual declines in revenue over the past six fiscal years, Roth believed that it was not appropriate to value the Company on the basis of a revenue multiple.

Discounted Cash Flow Analysis. Because the Company Forecasts project negative unlevered free cash flow during the relevant evaluation period, Roth determined that a discounted cash flow analysis of the Company would not be meaningful.

Other Factors

In rendering its opinion, Roth also reviewed and considered other factors with respect to the Top-Up Purchase, including:

●

historical trading prices and trading volumes of Common Stock during the six-month period ended July 11, 2013, which indicated that during such period closing prices ranged from $2.20 per share to $4.20 per share; and

●	the terms of other private placements with companies listed on U.S. exchanges and having public market capitalizations between $10 and $100 million at the time of the respective offerings.

Miscellaneous

The discussion set forth above is a summary of the material financial analyses presented by Roth to the Board in connection with its opinion and is not a comprehensive description of all analyses undertaken by Roth in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Roth believes that its analyses summarized above must be considered as a whole. Roth further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Roth’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, Roth considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The estimates of the future performance of the Company in or underlying Roth’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by Roth’s analyses. These analyses were prepared solely as part of Roth’s analysis of the fairness, from a financial point of view, (i) to the holders of Common Stock that tender their shares in the Offer of the Offer Price to be received by such holders in the Offer and (ii) to the Company of the Top-Up Price to be paid to the Company in connection with the Top Up-Purchase, if consummated, and were provided to the Board in connection with the delivery of Roth’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be Roth’s view of the actual values of Common Stock.

The type and amount of consideration payable in the Offer and the Top-Up Purchase was determined through negotiations between the Company and Purchaser, and was approved by the Board. The decision to enter into the Sale Agreement (as of July 11, 2013) was solely that of the Board. As described above, Roth’s opinion and analyses was only one of many factors considered by the Board in its evaluation of the Offer and the Top-Up Purchase and should not be viewed as determinative of the views of the Board or the Company’s management with respect to the Offer and the Top-Up Purchase.

Item 5.     Persons/Assets, Retained, Employed, Compensated or Used

As discussed under “Item 4(d) —Opinion of the Company’s Financial Advisor”, Roth acted as the Company’s financial advisor in connection with the Offer and the Top-Up Purchase and delivered an opinion as to the fairness, from a financial point of view, (i) to the holders of Common Stock that tender their shares in the Offer of the Offer Price to be received by such holders in the Offer and (ii) to the Company of the Top-Up Price to be paid to the Company in connection with the Top Up-Purchase, if consummated. Pursuant to the terms of the engagement letter executed with Roth, the Company agreed to pay Roth for its services in connection with the Offer and the Top-Up Purchase an aggregate fee of $500,000, $150,000 of which was payable in connection with Roth’s opinion and the remainder of which is contingent upon the completion of the Offer and the Top-Up Purchase, if necessary. The Company also agreed to reimburse Roth for its expenses incurred in connection with Roth’s engagement and to indemnify Roth and its affiliates and each of their respective directors, officers, employees, agents and controlling persons against specified liabilities, including liabilities under the federal securities laws.

Roth, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Roth and its affiliates are currently providing and may provide in the future investment banking and other financial services to the Company for which it and its affiliates would expect to receive compensation. Roth is a full-service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and other financial services. In the ordinary course of business, Roth and its affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and for the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, and, accordingly, may at any time hold a long or a short position in such securities.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Sale Agreement, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.     Interest in Securities of the Subject Company

Other than set forth under “Item 3 —Tender and Voting Agreement”, no transactions in the Common Stock have been effected during the 60 days preceding the filing date of this Schedule 14D-9 by the Company or any subsidiary of the Company or, to the knowledge of the Company after reasonable inquiry, by any executive officer, director or affiliate of the Company.

Item 7.     Purposes of the Transaction and Plans or Proposals

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, Board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.     Additional Information

(a) Golden Parachute Information

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer that is based on or otherwise relates to the Offer, assuming the following:

●                  the Offer closed on July 24, 2013, the latest practicable date prior to the filing of this Schedule 14D-9;

●                  the Offer Price is $3.95 per share of Common Stock; and

●                 each named executive officer was terminated without cause one day following the assumed closing of the Offer on July 24, 2013 (the latest practicable date prior to the filing of this Schedule 14D-9) and the Offer qualifies as a “change in control” for the purposes of all agreements and arrangements that apply to named executive officers.

For additional details regarding the terms of the payments quantified below, see “Item 3.  Past Contracts,

Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company”.

GOLDEN PARACHUTE COMPENSATION

Name*	Cash ($)		Equity ($)(3)	Perquisites/ Benefits ($)(4)	Other ($)(5)	Total ($)
Michael D. Heil	849,150	(1)	16,456	15,457	35,946	917,009
Phillip Johnson	280,000	(2)	16,460	2,700	25,564	324,724

(1)         Amount disclosed in this column becomes due to Mr. Heil upon a termination of employment without cause or as a result of his constructive termination in each case following a change in control, which includes his termination immediately following the Offer Closing or, if the Top-Up Purchase is necessary, the Top-Up Purchase closing date (“double trigger” payments). Amount reflects a lump sum payment equal to eighteen months of Mr. Heil’s annual base salary at July 24, 2013 and eighteen months of his annual bonus payment calculated at 70% of his annual base salary at July 24, 2013. See “Item 3.  Past Contracts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company” for additional information.

(2)         Amount disclosed in this column becomes due to Mr. Johnson upon a termination of employment without cause or as a result of his constructive termination in each case following a change in control (“double trigger” payments). Amount reflects a lump sum payment equal to 100% of the individual’s annual base salary at July 24, 2013 plus 100% of his incentive compensation at the 100% performance level. See “Item 3.  Past Contracts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company” for additional information.

(3)         All unvested Company Options and Company RSUs granted to employees, including the Company’s executive officers vest in full in connection with the Offer and the transactions contemplated by the Sale Agreement. However, the Company Options held by Mr. Johnson are "out of the money" as of July 24, 2013, and, as a result, no value is attributed to the accelerated vesting of his Company Options. See “Item 3.  Past Contracts, Transactions, Negotiations and Agreements — Accelerated Vesting for Executive Officers and Directors in Connection with the Offer” for additional information. All of the equity awards disclosed in this column have “single trigger” vesting provisions and vest upon a qualifying change in control.

(4)         Amounts disclosed in this column reflect $13,576 in continued health benefits and $1881 in continued life insurance benefits for Mr. Heil and $2,700 in continued health benefits for Mr. Johnson, in each case in connection with a termination of employment after the Offer Closing or, if the Top-Up Purchase is necessary, the Top-Up Purchase closing date.

(5)         Amounts disclosed in this column reflect payments due to the executive officer for accrued but unused vacation.

(b) Top-Up Purchase

For information regarding the Top-Up Purchase, see “Item 2(b) — Tender Offer”.

(c) Appraisal Rights

There are no appraisal rights available in connection with the Offer.

(d) Anti-Takeover Statute

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 prevents an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board has taken all necessary action such that the restrictions on business combinations contained in Section 203 of the DGCL do not apply to the Sale Agreement, the Offer and the Acquisition and the other transactions contemplated by the Sale Agreement.

(e) Certain Financial Projections

The Company’s management prepares projections of its expected financial performance as part of its ongoing management of the business; however, as a matter of course, these projections are not publicly disclosed due to the inherent unpredictability of the underlying assumptions. In connection with Purchaser’s evaluation of a potential transaction with the Company, the Company provided Purchaser with a set of financial projections in May 2013 relating to the second, third and fourth quarters of fiscal 2013 and the full fiscal year. Projections were also provided to Roth for review in connection with the analyses undertaken by Roth in rendering its opinion. As discussed in “Item 4(d) —Opinion of the Company’s Financial Advisor,” however, Roth was unable to derive values from its analysis of the projections that it would customarily rely upon in the preparation of an opinion. Accordingly, with the consent of the Board, Roth relied primarily on the Liquidation Analysis and Premiums Paid Analysis in preparing its opinion.

The financial projections are included solely to give the Company’s stockholders access to the financial projections that were made available in connection with the evaluation of the transaction with the Purchaser and are not included in this Schedule 14D-9 in order to influence any stockholder of the Company to make any investment decision with respect to the Offer or any other purpose.

The financial projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles, or “GAAP.” Neither the Company’s independent registered public accounting firm, nor any other independent accountants, nor the Company’s financial advisor has compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability. The projections may differ from publicized analysts estimates and forecasts.

The financial projections reflect numerous estimates and assumptions made by the Company, including industry performance; general business, economic, competitive, regulatory, market and financial conditions; and other future events, as well as matters specific to the Company’s business, such as its retention of and dependence on a few key customers, all of which are difficult to predict and many of which are beyond the Company’s control. These projections do not give effect to the Offer or the other transactions contemplated by the Sale Agreement, or any alterations that the Company’s management or the Board may make to the Company’s operations or strategy after the completion of the Offer. Accordingly, there can be no assurance that the assumptions made in preparing projections will prove accurate or that any of the projections will be realized.

The financial projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and frequent revisions attributable to the volatility of the Company’s industry and based on actual experience and business developments. As such, the financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause the actual results to differ materially from the projected results, including, but not limited to, the Company’s performance and ability to achieve strategic goals over the applicable period, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the factors described under “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, and in the Company’s other filings with the SEC. The financial projections cannot, therefore, be considered a guaranty of future operating results, and the projections should not be relied upon as such.

The inclusion of the financial projections should not be regarded as an indication that the Company, Purchaser, Roth or anyone who received the projections then considered, or now considers, the projections to be a reliable prediction of future events, and this information should not be relied upon as such. None of the Company, Purchaser, Roth or any of their affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the financial projections described below. None of the Company, Purchaser, Roth or any of their affiliates intends to, and each of them disclaims any obligation to, update, revise or correct the projections if any of it is or becomes inaccurate (even in the short term).

The financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the Offer and the other transactions contemplated by the Sale Agreement. Further, the financial projections do not take into account the effect of any failure of the Offer to be consummated and should not be viewed as accurate or continuing in that context. Stockholders are cautioned not to place undue, if any, reliance on the financial projections included in this Schedule 14D-9.

The financial projections included the following estimates of the Company’s future financial performance:

	Q2 2013	Q3 2013	Q4 2013	FY 2013
Total Revenue	$5,549	$5,770	$5,619	$22,520
Gross Margin	$1,003	$1,166	$1,224	$4,274
Total Operating Expenses	$2,948	$1,810	$1,302	$8,035
EBITDA (non-GAAP) (1)	$(972)	$(644)	$(78)	$(3,761)

(1)	Non-GAAP measure. For this purpose, EDITDA represents net (loss) / income before interest expense, income tax, depreciation and amortization, and excludes non-cash equity compensation.

Item 9.     Exhibits.

The following exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated July 25, 2013 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Purchaser with the SEC on July 25, 2013)

(a)(1)(B)

Form of Letter of Transmittal, including Internal Revenue Service Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Purchaser with the SEC on July 25, 2013)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Purchaser with the SEC on July 25, 2013)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Purchaser with the SEC on July 25, 2013)

(a)(1)(E)

Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Purchaser with the SEC on July 25, 2013)

(a)(1)(F)

Form of Summary Advertisement published in the Investor’s Business Daily on July 25, 2013 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by Purchaser with the SEC on July 25, 2013)

(a)(2)(A)	Letter to Stockholders of the Company dated July 25, 2013 from Michael D. Heil, President, Chief Executive Officer and Secretary of the Company (included as Annex I to this Schedule 14D-9)

(a)(2)(B)	Opinion of Roth, dated July 11, 2013 (incorporated by referenced to Annex II attached to this Schedule 14D-9).

(a)(5)(A)	Joint Press Release of the Company and Purchaser on July 11, 2013 (incorporated by reference to the Current Report on Form 8-K filed by the Company with the SEC on July 11, 2013)

(a)(5)(B)	Joint Press Release of the Company and Purchaser on July 25, 2013 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO filed by Purchaser with the SEC on July 25, 2013)

(e)(1)

Stock Purchase and Sale Agreement dated July 11, 2013 by and between the Company and Purchaser (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 11, 2013)

(e)(2)

Tender and Voting Agreement, by and among Purchaser, the Company (only with respect to Section 6 and Section 10 thereof and as a third party beneficiary of Section 4(f) thereof) and Adage Capital Partners, L.P. (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 11, 2013)

(g)	Not applicable

(h)	Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 14D-9 is true, complete and correct.

IGO, INC.

	By:	/s/ Michael D. Heil
Michael D. Heil President and Chief Executive Officer (Principal Executive Officer and Principal Financial Officer)
Dated: July 25, 2013

Exhibit Index

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated July 25, 2013 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Purchaser with the SEC on July 25, 2013)

(a)(1)(B)

Form of Letter of Transmittal, including Internal Revenue Service Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Purchaser with the SEC on July 25, 2013)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Purchaser with the SEC on July 25, 2013)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Purchaser with the SEC on July 25, 2013)

(a)(1)(E)

Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Purchaser with the SEC on July 25, 2013)

(a)(1)(F)

Form of Summary Advertisement published in the Investor’s Business Daily on July 25, 2013 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by Purchaser with the SEC on July 25, 2013)

(a)(2)(A)	Letter to Stockholders of the Company dated July 25, 2013 from Michael D. Heil, President, Chief Executive Officer and Secretary of the Company (included as Annex I to this Schedule 14D-9)

(a)(2)(B)	Opinion of Roth, dated July 11, 2013 (incorporated by referenced to Annex II attached to this Schedule 14D-9).

(a)(5)(A)	Joint Press Release of the Company and Purchaser on July 11, 2013 (incorporated by reference to the Current Report on Form 8-K filed by the Company with the SEC on July 11, 2013)

(a)(5)(B)	Joint Press Release of the Company and Purchaser on July 25, 2013 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO filed by Purchaser with the SEC on July 25, 2013)

(e)(1)

Stock Purchase and Sale Agreement dated July 11, 2013 by and between the Company and Purchaser (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 11, 2013)

(e)(2)

Tender and Voting Agreement, by and among Purchaser, the Company (only with respect to Section 6 and Section 10 thereof and as a third party beneficiary of Section 4(f) thereof) and Adage Capital Partners, L.P. (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 11, 2013)

(g)	Not applicable

(h)	Not applicable

ANNEX I

[ON IGO LETTERHEAD]

July 25, 2013

Dear Fellow Stockholders:

We are pleased to inform you that on July 11, 2013, iGo, Inc. (the “Company”) entered into a Stock Purchase and Sale Agreement (the “Sale Agreement”) with Steel Excel Inc. (“Steel Excel”).

Under the terms of the Sale Agreement and subject to the conditions set forth in Steel Excel’s Offer to Purchase and related materials enclosed with this letter, Steel Excel is commencing a cash tender offer (the “Offer”) to purchase up to 44.0% of the outstanding shares of the Company’s common stock on a fully-diluted basis at a purchase price of $3.95 per share. Unless subsequently extended, the Offer is currently scheduled to expire at 5:00 p.m., New York City time, on August 22, 2013.

Steel Excel’s obligation to accept for payment and pay for the Shares tendered in the Offer is subject to the tender of at least 30.0% of the total number of outstanding shares of the common stock on a fully-diluted basis and other customary conditions. In connection with the Offer, Steel Excel has entered into a Tender and Voting Agreement with the Company and Adage Capital Partners, L.P., a Delaware limited partnership (“Adage”), one of the Company’s principal stockholders owning approximately 21.0% of the Company’s outstanding common stock, pursuant to which Adage has agreed to tender in the Offer all shares beneficially owned by Adage, subject to certain conditions and proration for tenders by other stockholders.

The Sale Agreement provides that if, upon the expiration of the Offer, at least 30% but less than 44.0% of the outstanding shares of the Company’s common stock are tendered in the Offer, Steel Excel is obligated to purchase from the Company newly issued shares at a purchase price of $3.95 per share, so that such number of newly issued shares of common stock, when added to the number of shares of common stock owned by Steel Excel following consummation of the Offer, constitutes 44.0% of the then outstanding shares of the Company’s common stock on a fully-diluted basis (the “Top-Up Purchase”). Conversely, if more than 44.0% of the Company’s outstanding shares of common stock are tendered upon expiration of the Offer, the number of shares of common stock tendered by each stockholder will be decreased on a pro rata basis such that the aggregate number of shares tendered in the Offer will be equal to 44.0% of the then outstanding shares of the Company’s common stock on a fully-diluted basis.

Pursuant to the Sale Agreement, after completion of the Offer, Steel Excel will be able to designate two of the Company's four directors. Also, the Company’s board of directors will appoint a new president and chief executive officer.

The Company’s board of directors has unanimously (i) approved and declared advisable the Sale Agreement, the Offer, the Top-Up Purchase and the other transactions contemplated by the Sale Agreement, (ii) declared that it is in the best interests of the Company and the Company’s stockholders that the Company enter into the Sale Agreement and consummate the transactions contemplated by the Sale Agreement on the terms and subject to the conditions set forth in the Sale Agreement, (iii) declared that the terms of the Offer and the Top-Up Purchase are fair to the Company and the Company’s stockholders, (iv) authorized and approved the Top-Up Purchase and the issuance of the shares of the Company’s common stock in the Top-Up Purchase, (v) directed that, if required by applicable law to consummate the Top-Up Purchase, the Top-Up Purchase be submitted to a vote at a meeting of the Company’s stockholders and (vi) recommended that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, vote to approve the Top-Up Purchase.

**********

Steel Excel’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of common stock, set forth the terms and conditions of Steel Excel’s Offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

Very truly yours, /s/ Michael D. Heil Michael D. Heil President, Chief Executive Officer and Secretary

Annex II

[ON ROTH LETTERHEAD]

July 11, 2013

Board of Directors

iGo, Inc.

17800 North Perimeter Drive, Suite 200

Scottsdale, AZ 85255

Members of the Board of Directors:

Roth Capital Partners, LLC (“Roth”) understands that iGo, Inc., a Delaware corporation (the “Company”) and Steel Excel Inc., a Delaware corporation (“Purchaser”), intend to enter into an Stock Purchase and Sale Agreement (the “Agreement”) pursuant to which, among other things, Purchaser will commence a tender offer to purchase up to 44% of the issued and outstanding shares of common stock, par value $.01 per share (“Company Common Stock”), of the Company on a fully diluted basis at a purchase price of $3.95 per share in cash (the “Offer Price” and, such offer, the “Tender Offer”). In the event that upon closing the Tender Offer Closing, the Purchaser holds less than 44.0% of the shares of the Company Common Stock on a fully diluted basis, Purchaser will purchase at a purchase price of $3.95 per share in cash (the "Top Up Price") from the Company shares of Company Common Stock (the “Top-Up Shares”) such that, upon completion, the number of shares of Company Common Stock owned by Purchaser pursuant to the Tender Offer and the purchase of the Top-Up Shares will constitute 44.0% of the shares of Company Common Stock on a fully diluted basis (the “Top-Up Purchase” and together with the Tender Offer the “Transactions”).

You have asked us to render our opinion with respect to the fairness, from a financial point of view, (i) to the holders of Company Common Stock that tender their shares in the Tender Offer of the Offer Price to be received by such holders in the Tender Offer and (ii) to the Company of the Top-Up Price to be paid to the Company in connection with the Top Up Purchase, if consummated.

For purposes of the opinion set forth herein, we have, among other things, reviewed a draft of the Agreement received by us on July 11, 2013 and drafts of certain related documents, and also:

i.	reviewed certain publicly available business and financial information of the Company that we believe to be relevant to our inquiry;

ii.	reviewed certain internal financial statements and other financial and operating data concerning the Company;

iii.	reviewed certain financial forecasts relating to the Company prepared by the management of the Company (the “Company Forecasts”);

iv.	discussed the past and current operations, financial condition and prospects of the Company with management of the Company;

v.

reviewed a liquidation analysis (prepared by the Company’s management and approved by you for our use in connection with the rendering of this opinion) as to the value that holders of Company Common Stock would be expected to receive with respect to the shares in a liquidation of the Company (the “Liquidation Analysis”);

vi.	participated in certain discussions among management of the Company regarding their assessment of the strategic rationale for, and the potential benefits of, the Transactions;

vii.	solicited other potential suitors and transactions and assisted management and the Board of Directors in evaluating and negotiating alternative transactions;

viii.

to the extent publicly available, reviewed the terms of other private placements with companies listed on senior U.S. exchanges and having a public market capitalizations between $10 and $100 million at the time of the respective offerings;

ix.	reviewed the reported historical prices and trading activity for Company Common Stock;

x.	compared the financial performance of the Company and the prices and trading activity of Company Common Stock with that of certain publicly traded companies we deemed relevant;

xi.	compared certain financial terms of the Tender Offer to financial terms, to the extent publicly available, of certain other business combination transactions we deemed relevant;

xii.	reviewed the premiums paid by acquirers in acquisitions of North American publicly-traded companies with market capitalizations below $250 million over the last twelve months;

xiii.	participated in discussions and negotiations among representatives of the Company, Purchaser and their respective advisors; and

xiv.	performed such other analyses and considered such other factors as we have deemed appropriate.

We have also considered such other information, financial studies, analyses and investigations, and financial, economic and market criteria which we deemed relevant. You have advised us that the Company has experienced increased competition from private label products and that the payment of fees to guarantee shelf space at customers for a particular period of time (“slotting fees”) is becoming more commonplace. Both of these factors have affected the Company’s financial performance and ability to compete. In addition, you have advised us that the Company currently generates the majority of its revenue from the sale of chargers for laptops. However, growth in the laptop industry has been materially affected by the growth of the mobile electronic device market for such products as smartphones and tablets, where the Company has generated limited revenue.

In conducting our review and arriving at our opinion, with your consent, we have not independently verified any of the foregoing information and we have assumed and relied upon such information being accurate and complete in all material respects, and we have further relied upon the assurances of management of the Company that they are not aware of any facts that would make any of the information reviewed by us inaccurate, incomplete or misleading in any material respect. With respect to the Company Forecasts, we have assumed, at the direction of the Company, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Company as to the future financial performance of Company. We have not been engaged to assess the achievability of any projections or the assumptions on which they were based, and we express no view as to such projections or assumptions. In addition, we have not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities, including any ongoing litigation and administrative investigations, of the Company, nor have we been furnished with any such valuation or appraisal (other than the Liquidation Analysis). In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company. Based on the Company Forecasts, we are unable to derive values from certain analyses that we would customarily prepare for the Company in connection with a fairness opinion. Based on the Company Forecasts, the Company’s future revenue will be insufficient to absorb its future expenses. Accordingly, with your consent, we have relied primarily on the Liquidation Analysis in preparing this opinion.

We also have assumed, with your consent, that the Transactions will be consummated in accordance with the terms set forth in the Agreement and in compliance with the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended, and all other applicable federal, state and local statutes, rules, regulations and ordinances, that the representations and warranties of each party in the Agreement are true and correct, that each party will perform on a timely basis all covenants and agreements required to be performed by it under such agreement and that all conditions to the consummation of the Tender Offer will be satisfied without waiver thereof. We have further assumed that the Agreement when signed will conform to the draft Agreement provided to us on July 11, 2013 in all respects material to our analysis, that the Tender Offer will be subscribed and consummated in all material respects as described in the draft Agreement provided to us, that the “Minimum Condition” described in the Agreement will be achieved and that the Tender and that the Top-Up Purchase may result in the sale by the Company of the number of shares up to 14.0% of the shares of the Company Common Stock on a fully diluted basis. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that, in the course of obtaining any of those consents and approvals, no modification, delay, limitation, restriction or condition will be imposed or waivers made that would have an adverse effect on Company or on the contemplated benefits of the Transactions.

Our opinion addresses only the fairness, from a financial point of view, (i) to the holders of Company Common Stock that tender their shares in the Tender Offer of the Offer Price to be received by such holders in the Tender Offer and (ii) to the Company, of the Top-Up Price to be paid to the Company in connection with the Top Up Purchase, if consummated. Our opinion does not in any manner address any other aspect or implication of the Transactions or any agreement, arrangement or understanding entered into in connection with the Transactions or otherwise, including, without limitation, any restrictions placed on the ownership of the Company Common Stock following the consummation of the Transactions or the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of the Company in connection with the Transactions. Our opinion also does not address the relative merits of the Transactions as compared to any alternative business strategies that might exist for Company, the underlying business decision of the Company to proceed with the Transactions, the decision of the stockholders of the Company to tender their shares of Company Common Stock in the Tender Offer or the effects of any other transaction in which the Company might engage. The issuance of this opinion was approved by an authorized internal committee. Our opinion is necessarily based on economic, market and other conditions as they exist and can be evaluated on, and the information made available to us on, the date hereof. We express no opinion as to the underlying valuation, future performance or long-term viability of Company. Further, we express no opinion as to what the value of the shares of Company Common Stock actually will be when Purchaser consummates the Transactions or the prices at which shares of Company Common Stock will trade at any time. It should be understood that, although subsequent developments may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion and we expressly disclaim any responsibility to do so.

We have acted as financial advisor to the Company in connection with the Transactions and will receive a fee for our services, a portion of which is contingent upon the consummation of the Transactions. We also became entitled to receive a fee upon the rendering of our opinion. The Company has agreed to indemnify us for certain liabilities and other items arising out of our engagement.

Roth, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We and our affiliates are currently providing and may provide in the future investment banking and other financial services to the Company for which we and our affiliates would expect to receive compensation. We are a full-service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and for the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, and, accordingly, may at any time hold a long or a short position in such securities.

It is understood that this letter is solely for the information of the Board of Directors of the Company in connection with its evaluation of the Transactions and does not constitute a recommendation as to whether any stockholder should tender shares of Company Common Stock in the Tender Offer or how any stockholder should act with respect to any related matter. This opinion may not be relied upon by any other person, used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent, except that this letter may be reproduced in its entirety, if legally required, in a Schedule 14D-9 filed by the Company with the Securities and Exchange Commission under the Exchange Act, provided that this letter is reproduced in such Schedule 14D-9 in full and that any reference to us or description or summary of this letter in such Schedule 14D-9 will be in a form reasonably acceptable to us and our counsel. In furnishing this opinion, we do not admit that we are experts within the meaning of the term “experts” as used in the Securities Act and the rules and regulations thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.

On the basis of and subject to the foregoing, and such other factors as we deemed relevant, we are of the opinion as of the date hereof that the (i) Offer Price to be received in the Tender Offer by holders of Company Common Stock that tender their shares in the Tender Offer is fair, from a financial point of view, to such holders and (ii) the Top-Up Price to be received by the Company in connection with the Top-Up Purchase is fair, from a financial point of view, to the Company.

Very truly yours,

/s/ Roth Capital Partners, LLC

Roth Capital Partners, LLC